Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on May 12, 2017

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 PM, Pacific Time, on May 10, 2017.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com	•	Complete, sign and date the reverse hereof.

	1-866-732-VOTE (8683) Toll Free	•	Smartphone? Scan the QR code to vote now.	•	Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

				•	Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.
If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail or Fax may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail, Fax or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone, Fax or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder
I/We being holder(s) of Timmins Gold Corp. hereby appoint: Bryan A. Coates, or failing him, Greg McCunn, or failing him, Ian Harcus,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Timmins Gold Corp. to be held at the offices of Blake Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia V7X 1L3, on May 12, 2017 at 2:00PM Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors							☐	☐
To set the number of Directors at eight (8).

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Mark D. Backens	☐	☐	02. George Brack	☐	☐	03. Bryan A. Coates	☐	☐

04. Anthony Hawkshaw	☐	☐	05. Stephen Lang	☐	☐	06. Greg McCunn	☐	☐

07. Paula Rogers	☐	☐	08. Jose Alberto Vizquerra Benavides	☐	☐

							For	Against

3. Consolidation Resolution							☐	☐
To consider and, if thought fit, to pass, a special resolution, the full text of which is set forth in Schedule “A” to the accompanying Management Information Circular (the “Circular”), to affect a consolidation of the authorized common shares of Timmins Gold Corp. (the “Company”) on the basis of every ten common shares being consolidated into one common share without par value.

							For	Against

4. Name Change Resolution							☐	☐
To consider and, if thought fit, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule “B” to the accompanying Circular, to amend the Notice of Articles and Articles of the Company to change the name of the Company to “Alio Gold Inc.” or such other name as the board of directors of the Company may approve in its sole discretion, and as may be acceptable to applicable regulatory authorities, including the Toronto Stock Exchange and the New York Stock Exchange MKT.

							For	Withhold

5. Appointment of Auditors							☐	☐
Appointment of Deloitte LLP, Chartered Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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